PRAESUMO NOMINEE AGREEMENT (CK)

THIS PRAESUMO NOMINEE AGREEMENT (CK) (this “Agreement”) is dated July 17, 2013 by and between Lowell Kraff (“Lowell”), Colman Kraff (“Colman”) and Praesumo Partners, LLC (“Praesumo”).

R E C I T A L S

WHEREAS, Lowell and Colman are the members of Praesumo;

WHEREAS, Praesumo is a member of Trivergance Equity LLC (“Trivergance Equity”);

WHEREAS, Trivergance Equity is the sole member of Trivergance Diamond Holdings, LLC (“TDH”);

WHEREAS, TDH owns 9,018.26 units (the “DR Equity”) of Cloobeck Diamond Partners, LLC (“CDP”), which is equivalent to 66.39 Class A Units of Diamond Resorts Parent, LLC (“DRP”);

WHEREAS, Diamond Resorts International, Inc., a Delaware corporation (“DRI”), is contemplating an initial public offering of its common stock, $0.01 par value per share (the “Common Stock”) (such an initial public offering, the “IPO”);

WHEREAS, prior to the IPO, in contemplation of, and as part of a single transaction with, the IPO, DRI, DRP and certain members of DRP (collectively, the “Exchanging Members”), along with certain other individuals and entities that will not be members of DRP at the time of the LLC Exchange (as defined below), are entering into that certain Exchange Agreement (the “Exchange Agreement”) dated as of the date hereof and effective immediately prior to the IPO, pursuant to which the Exchanging Members will transfer their respective Class A and Class B Units of DRP to DRI in exchange for shares of Common Stock (the “LLC Exchange”);

WHEREAS, immediately prior to the consummation of the transactions contemplated by the Exchange Agreement, CDP will purchase and redeem certain units of CDP (including the DR Equity) from TDH and certain other individuals and entities in exchange for Class A Units of DRP, and at TDH’s direction, the Class A Units of DRP that would otherwise be issued to TDH will instead be issued to the ultimate beneficial owners of the DR Equity (or their nominees) (including Praesumo), all pursuant to that certain Redemption Agreement by and among CDP, TDH and the other members of CDP, Praesumo and the other ultimate beneficial owners of the DR Equity (or their nominees) (the “Redemption Agreement”), following which such members of CDP, Praesumo and the other ultimate beneficial owners of the DR Equity (or their nominees) will become Exchanging Members;

WHEREAS, pursuant to the Redemption Agreement, Praesumo will receive 8.56 Class A Units of DRP (the “Praesumo DR Equity”);

WHEREAS, Colman is entitled to 100% of the economic risks and benefits of (i) the Praesumo DR Equity and (ii) the shares of Common Stock to be issued to Praesumo in exchange for the Praesumo DR Equity pursuant to the Exchange Agreement (collectively, the “Colman DR Equity”); and

WHEREAS, Praesumo desires to memorialize that it holds the Colman DR Equity as nominee for Colman.

A G R E E M E N T

1. Incorporation of Recitals. The recitals set forth above are hereby incorporated into and made a part of this Agreement.

2. Acknowledgment of Nominee. The parties acknowledge that Praesumo is holding the Colman DR Equity as nominee for Colman.

3. Beneficial Ownership. Colman is entitled to all earnings, distributions, appreciation or depreciation in value, profits, losses and other tax incidents associated with the ownership of the Colman DR Equity, and is in all respects the equitable owner thereof.

4. No Beneficial Interest. Praesumo is acting solely as nominee of Colman, and accordingly the members, successors and assigns of Praesumo shall have no beneficial interest in the Colman DR Equity.

5. Direction. Praesumo will deal with the Colman DR Equity in compliance with directions that Colman may from time to time give to Praesumo, and Praesumo shall take all actions with respect to the Colman DR Equity solely as directed by Colman, subject to (a) any operating agreement of Praesumo, (b) any requirements and restrictions on the Colman DR Equity, including but not limited to the requirements and restrictions set forth in (1) that certain Stockholders’ Agreement of DRI, by and among DRI, Praesumo and the other stockholders of DRI party thereto, (2) that certain lock-up letter agreement between Praesumo and Credit Suisse Securities (USA) LLC, or (3) any DRI policies applicable to Praesumo concerning the disposition of securities of DRI, including the Insider Trading Compliance Policy of DRI, and (c) any other limitation or obligation imposed by applicable law or contract, including any applicable obligations under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended.

6. No Compensation. Praesumo shall serve as nominee pursuant to this Agreement without compensation.

7. Distributions and Information. If Praesumo receives any distribution of cash or other property by reason of its record ownership of the Colman DR Equity, or any distribution of the Colman DR Equity or other equity issued in exchange or redemption therefor, Praesumo shall promptly forward such cash, other property or equity to Colman. Praesumo shall promptly provide Colman with copies of such information as Praesumo may receive from time to time regarding the Colman DR Equity, including but not limited to copies of any Schedules K-1 and such other information as may be necessary or appropriate to enable Praesumo and Colman to prepare their income tax returns.

8. Pre-Emptive Rights. If Praesumo is afforded the opportunity to purchase additional equity of DRP or DRI by reason of Praesumo’s record ownership of the Colman DR Equity, Praesumo shall afford Colman the opportunity to purchase from (or through) Praesumo such additional equity of DRP or DRI.

9. Indemnification. Colman shall indemnify and hold harmless Praesumo from and against any losses, claims, expenses or damages, including reasonable attorneys’ fees and costs, suffered or incurred by Praesumo by reason of its acting as nominee pursuant to this Agreement.

10. Miscellaneous. From time to time after execution of this Agreement, the parties shall execute and deliver such additional instruments and documents and take such other actions as may be reasonably requested by the other parties to implement the provisions of this Agreement. This Agreement shall be governed by the laws of the State of Delaware, without giving effect to its choice of law provisions. This Agreement constitutes the entire understanding and agreement of the parties with respect to its subject matter and supersedes all prior and contemporaneous agreements or understandings, written or oral, among the parties with respect to such subject matter. This Agreement may be executed in counterparts and delivered by facsimile or electronic mail, each of which shall be deemed an original and all of which, when taken together, shall be deemed to be one Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Praesumo Nominee Agreement effective as of the date set forth above.

/s/ Lowell Kraff
Lowell Kraff

/s/ Colman Kraff
Colman Kraff

PRAESUMO PARTNERS, LLC

By:	/s/ Lowell Kraff
Lowell Kraff, Managing Member